# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 3 E Network Technology Group Limited, CIK 0001993097
CUSIP: G8849D128
Title of class of securities: Class A ordinary shares, par value US$0.0025 per share
Address of issuer's principal executive offices: No. 118 Connaught Road West, 3003-2, Hong Kong, China (F4), 999077
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0002156957
Persons authorized to receive notices and communications: Tingjun Yang, No.118 Connaught Road West,, 3003-2, Hong Kong, China (F4), 999077, 852 97502047

## Reporting persons
- 3E NETWORK TECHNOLOGY PTE. LTD. (CIK 0002156957): type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); source of funds: working capital (WC); sole voting power 0; shared voting power 701,262; sole dispositive power 0; shared dispositive power 701,262; aggregate amount beneficially owned 701,262 (13.4% of the class)
- Tingjun Yang (CIK 0002118245): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 0; shared voting power 701,262; sole dispositive power 0; shared dispositive power 701,262; aggregate amount beneficially owned 701,262 (13.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value US$0.0025 per share
Name of issuer: 3 E Network Technology Group Limited
Address of issuer's principal executive offices: No. 118 Connaught Road West, 3003-2, Hong Kong, China (F4), 999077

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by 3E NETWORK TECHNOLOGY PTE. LTD., a Singapore company, and Tingjun Yang (together with 3E NETWORK TECHNOLOGY PTE. LTD., the "Reporting Persons").
Residence or business address: The principal business address of 3E NETWORK TECHNOLOGY PTE. LTD. is 60 Paya Lebar Road, #04-016, Paya Lebar Square, Singapore 409051. The business address of Tingjun Yang is No. 118 Connaught Road West, 3003-2, Hong Kong, China.
Present principal occupation or employment: 3E NETWORK TECHNOLOGY PTE. LTD. is a holding company and does not have any business operations. Tingjun Yang is the Chief Executive Officer and a director of the Issuer, and is also the Chief Executive Officer and a director of 3E NETWORK TECHNOLOGY PTE. LTD.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or findings any violation with respect to such laws.
Citizenship:
3E NETWORK TECHNOLOGY PTE. LTD. is a company incorporated under the laws of Singapore.
Citizenship of Tingjun Yang is People's Republic of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares were acquired by 3E NETWORK TECHNOLOGY PTE. LTD. using its working capital. The aggregate consideration paid for the Shares was approximately US$1,000,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 2, 2026, 3E NETWORK TECHNOLOGY PTE. LTD. and the Issuer entered into a subscription agreement (the "Subscription Agreement"), pursuant to which 3E NETWORK TECHNOLOGY PTE. LTD. agreed to purchase 701,272 Class A Ordinary Shares at US$1.42598 per share, for a total of approximately US$1,000,000.

On September 10, 2026, the Issuer issued 701,262 Class A Ordinary Shares (the "Shares") to 3E NETWORK TECHNOLOGY PTE. LTD. pursuant to the Subscription Agreement.

3E NETWORK TECHNOLOGY PTE. LTD. is a company incorporated under the laws of Singapore and is 100% owned by Tingjun Yang. 3E NETWORK TECHNOLOGY PTE. LTD. purchased the Shares for investment purpose.

Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each Reporting Person beneficially owns 701,262 Class A Ordinary Shares, representing approximately 13.4% of the Issuer's 5,230,209 Class A Ordinary Shares outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons share voting and dispositive power over the 701,262 Class A Ordinary Shares directly held by 3E NETWORK TECHNOLOGY PTE. LTD., representing approximately 13.4% of the Issuer's outstanding Class A Ordinary Shares as of the date hereof.
Transactions in the class effected during the past sixty days: Other than as described herein, the Reporting Persons have not effected any transactions in the Issuer's securities during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a joint filing agreement, dated as of September 30, 2026, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information set forth in Item 4 of this Schedule 13D regarding the Subscription Agreement is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated September 30, 2026.
Exhibit 99.2 - Subscription Agreement, dated September 2, 2026, by and between 3 E Network Technology Group Limited and 3E NETWORK TECHNOLOGY PTE. LTD.

## Signatures
- 3E NETWORK TECHNOLOGY PTE. LTD.: /s/ Tingjun Yang, Tingjun Yang/Chief Executive Officer and Director (09/30/2026)
- Tingjun Yang: /s/ Tingjun Yang, Tingjun Yang (09/30/2026)